Exhibit 99.1

Press Release

Chi-Med Highlights Updated Phase II Savolitinib / Imfinzi® Combination Data in Advanced Papillary Renal Cell Carcinoma at 2020 ASCO Genitourinary Cancers Symposium

London: Monday, February 10, 2020: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announced the availability of updated results from the Phase II CALYPSO study of the savolitinib / Imfinzi® (durvalumab) combination in a cohort of patients with metastatic papillary renal cell carcinoma (“PRCC”), an investigator initiated study led by Professor Thomas Powles, Lead for Solid Tumour Research at Barts Cancer Centre, and sponsored by Queen Mary University of London.

Full data from the PRCC cohort of the CALYPSO study will be presented on Saturday, February 15, 2020, in oral and poster presentations at the annual American Society of Clinical Oncology Genitourinary Cancers Symposium (“ASCO GU”) in San Francisco, CA.

Further details from the presentation are as follows:

Presentation Title:	Overall survival results for durvalumab and savolitinib in metastatic papillary renal cancer
Presenting Author:	Cristina Suarez Rodriguez, Vall d’Hebron University Hospital and Institute of Oncology, Barcelona, Spain
Other Authors:

Thomas Powles, James M. G. Larkin, Poulam Patel, Begoña Pérez-Valderrama, Alejo Rodriguez-Vida, Hilary Glen, Fiona Thistlethwaite, Christy Ralph, Srinivasan Gopalakrishnan, Maria Jose Mendez-Vidal, Kelly Mousa, Aaron Prendergast, Laura Vosper, Wing-Kin Liu

Abstract #:	619 / Board D5
Oral Presentation:	Rapid Abstract Session C: Renal Cell Cancer
Date & Time:	Saturday, February 15: 11:35 AM-12:30 PM PST
Poster Presentation:	Session C: Renal Cell Cancer
Date & Time:	Saturday, February 15: 7:00 AM-7:55 AM PST

Preliminary results of this study (cut-off date of September 25, 2018) were first presented on February 16, 2019 at ASCO-GU.1

1 Powles,et al.  A phase II study investigating the safety and efficacy of savolitinib and durvalumab in metastatic papillary renal cancer (CALYPSO).  2019 American Society of Clinical Oncology Genitourinary Cancers Symposium Abstract #545.  Presented on February 16, 2019.

About PRCC in the CALYPSO study

PRCC is a subtype of kidney cancer that is unusually difficult to treat, with low response rates from current treatment options and no treatments approved for this specific indication. The CALYPSO study is an independently sponsored open-label Phase II study of Imfinzi® in combination with several drug candidates in the treatment of renal cell carcinoma in the U.K. and Spain. Several arms of CALYPSO are evaluating the treatment of PRCC and clear cell renal carcinoma (ccRCC) with savolitinib, a highly selective inhibitor of the MET receptor tyrosine kinase, both as a monotherapy and in combination with Imfinzi® (durvalumab), AstraZeneca’s anti-programmed death-ligand 1 (PD-L1) antibody. CALYPSO enrolls an all-comer PRCC population with planned retrospective molecular profiling. For further details, please refer to clinicaltrials.gov number NCT02819596.

About Savolitinib

Savolitinib is a potential first-in-class inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors. Chi-Med designed savolitinib to be a potent and highly selective oral inhibitor, which, through chemical structure modification, addresses human metabolite-related renal toxicity, the primary issue that halted development of several other selective MET inhibitors. In clinical studies to date, involving over 1,000 patients, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in multiple tumor types with an acceptable safety profile. Chi-Med is currently testing savolitinib in global partnership with AstraZeneca, both as a monotherapy and in combination with immunotherapy, targeted therapy and chemotherapy drugs.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products.  Its Innovation Platform, Hutchison MediPharma, has about 500 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies for the treatment of cancer and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world.  Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market.  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of savolitinib, plans to initiate clinical studies for savolitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate savolitinib, including as a combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of savolitinib for a targeted indication and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
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Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500